Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

(Dollars in millions)	Nine months ended September 30, 2008 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$17,158
Plus
Interest and other financial charges included in expense(b)	20,188
One-third of rental expense(c)	502
Adjusted “earnings”	$37,848

Fixed Charges
Interest and other financial charges included in expense(b)	$20,188
Interest capitalized	55
One-third of rental expense(c)	502
Total fixed charges	$20,745

Ratio of earnings to fixed charges	1.82

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.